Exhibit 99.1

FOR RELEASE August 3, 2018

China Biologic Reports Financial Results

for the Second Quarter of 2018

--2Q18 Total Sales Up 25.5% YoY and Non-GAAP Adjusted Net Income Down 2.8% YoY in RMB terms, or

Total Sales Up 34.8% YoY to $120.4 Million and Net Income Down 7.7% YoY to $28.6 Million in USD terms—

--1H18 Total Sales Up 19.5% YoY and Non-GAAP Adjusted Net Income Down 0.4% YoY in RMB terms, or

Total Sales Up 28.8% YoY to $232.8 Million and Net Income Down 1.3% YoY to $60.2 Million in USD terms--

-- Revises Full Year Financial Forecast --

BEIJING, China – August 3, 2018 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its unaudited financial results for the second quarter of 2018.

Second Quarter 2018 Financial Highlights

•	Total sales in the second quarter of 2018 increased by 25.5% in RMB terms and 34.8% in USD terms to $120.4 million from $89.3 million in the same quarter of 2017.
•	Gross profit increased by 39.7% to $82.7 million from $59.2 million in the same quarter of 2017. Gross margin increased to 68.7% from 66.3% in the same quarter of 2017.
•	Income from operations decreased by 15.3% in RMB terms, and 8.9% in USD terms to $35.9 million from $39.4 million in the same quarter of 2017. Operating margin decreased to 29.8% from 44.1% in the same quarter of 2017. Excluding TianXinFu, income from operations decreased by 30.3% in RMB terms and 25.1% in USD terms in the second quarter of 2018 compared to the same quarter of 2017, and operating margin decreased to 27.5% from 44.1% in the same quarter of 2017.
•	Non-GAAP adjusted income from operations decreased by 3.7% in RMB terms and increased by 3.6% in USD terms to $49.2 million from $47.5 million in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted income from operations decreased by 21.0% in RMB terms and 15.1% in USD terms in the second quarter of 2018 compared to the same quarter of 2017.

•	Net income attributable to the Company decreased by 14.1% in RMB terms and 7.7% in USD terms to $28.6 million from $31.0 million in the same quarter of 2017. Fully diluted earnings per share decreased by 23.9% to $0.83 compared to $1.09 in the same quarter of 2017. Excluding TianXinFu, net income attributable to the Company decreased by 29.7% in RMB terms and 24.2% in USD terms in the second quarter of 2018 compared to the same quarter of 2017.
•	Non-GAAP adjusted net income attributable to the Company decreased by 2.8% in RMB terms and increased by 4.4% in USD terms to $40.2 million from $38.5 million in the same quarter of 2017. Non-GAAP adjusted earnings per share decreased to $1.17 from $1.35 in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted net income attributable to the Company decreased by 19.4% in RMB terms and 13.2% in USD terms in the second quarter of 2018 compared to the same quarter of 2017.
•	Certain income statement and balance sheet items impacted by the TianXinFu acquisition are presented for comparison purposes.

Mr. David Hui Li, Chairman of the Company, commented, "Our second quarter of 2018 continued to be challenging due to the ongoing impact of regulatory changes and intensified competition in China's healthcare market. Because of spending controls by regional government-sponsored medical insurance programs, an increasing number of hospitals across various provinces are implementing stricter drug purchase budgets by capping drug revenue to no more than 30% of a hospital’s total revenue. This has led to another high-double-digit decline in our direct sales channel revenue in the second quarter. To offset this negative impact, the Company pursued new distributor and pharmacy channels. However, the intensified competition in the distribution market has caused over 10% year-over-year price declines across all major plasma products, deteriorated payment terms, and increased marketing expenditures. In addition, although our placenta polypeptide product experienced a 70% sales revenue growth in RMB terms, its sales volume declined over 30% due to the implementation of the two-invoice policy and the exclusion of it as a supplemental drug from the reimbursement lists of certain provinces. Our TianXinFu business performance met our expectations, and we remain conservatively optimistic about its growth in the second half of the year."

"Recently, the Board of Directors implemented certain important personnel changes. As previously disclosed, the Board removed David Gao as Chairman and director of the Board, and CEO and President of the Company. Subsequently, the Board also terminated David Gao’s employment for cause based on the Board’s review of the facts and circumstances of his removal. Concurrent to Mr. Gao’s removal, two other directors stepped down from the Board. The Board elected me as Chairman, and elected two industry veterans Mr. Qi Ning and Mr. Bing Li to the Board as independent directors. While the Board is conducting search for a new CEO, the Board has appointed Mr. Zhijun Tong as the acting CEO. Mr. Tong is an experienced entrepreneur and executive, and has been a director of the Company since 2012. The Board believes that the overhaul of the senior management and the changes at the Board level will greatly improve the Company’s governance and management and rejuvenate our business, particularly in today’s challenging environment."

Mr. Li continued, “In July, we received the operating permit for our new Feicheng branch plasma collection facility and commenced commercial operations immediately. We also recently extended our strategic collaboration agreement with Xinjiang Deyuan for another 3 years to purchase at least an additional 500 tonnes of plasma. We believe this extended collaboration is mutually beneficial, as it secures plasma supply to enhance our Guizhou facility’s utilization efficiency."

“For the second half of the year, we expect the regulatory headwinds and market competitive dynamics to persist, which will impact our guidance for the year. However, we remain optimistic about the mid- to long-term prospects of our industry, which we believe will continue to transit from a market of demand serving to demand creation in the next three to five years. Specifically, the industry growth engine will shift from albumin to IVIG and coagulation products, which have much higher margins and greater market potential. This transition will open many new opportunities for us and will take China’s plasma industry into the next development stage to replicate what happened in the U.S and Europe decades ago. Currently, due to limited awareness among Chinese doctors and medical practitioners, the growth of immunoglobulin products and high-end premium coagulation products have lagged behind that of albumin, and under-penetration of these products will persist in China’s markets. Our new Board leadership will support the executive management team to upgrade our commercial capabilities and to solidify our leading market position by expanding into new sales channels and by promoting our immunoglobulin and coagulation products. We will remain focused on improving per liter economics by leveraging our leading R&D capabilities to expedite the launch of new pipeline products. As always, we remain focused on pursuing long-term, sustainable growth and maximizing long-term shareholder value,” concluded Mr. Li.

Second Quarter 2018 Financial Performance

Total sales in the second quarter of 2018 increased by 25.5% in RMB terms, or 34.8% in USD terms due to the benefit of favorable exchange rates, to $120.4 million from $89.3 million in the same quarter of 2017. The increase in total sales was partly attributable to a $13.0 million contribution from TianXinFu, which accounted for approximately 10.8% of total sales for the quarter. Excluding TianXinFu, total sales in the second quarter of 2018 increased by 11.9% in RMB terms, attributable to the sales increases in placenta polypeptide products, human albumin products, coagulation factor products, and certain immunoglobulin products, which was partly offset by the decrease in the sales of IVIG products. For plasma products, total sales in the second quarter of 2018 increased by 5.0% in RMB terms, or 12.7% in USD terms, to $90.3 million from $80.1 million in the same quarter of 2017.

During the second quarter of 2018, human albumin and IVIG products remained the Company’s two largest sales contributors. Revenue from human albumin increased by 9.6% in RMB terms, or 17.6% in USD terms, from $32.4 million in the second quarter of 2017 to $38.1 million in the second quarter of 2018. Revenue from IVIG products decreased by 11.8% in RMB terms, or 5.4% in USD terms, from $29.7 million in the second quarter of 2017 to $28.1 million in the second quarter of 2018. As a percentage of total sales, sales from human albumin and IVIG products were 31.7% and 23.4%, respectively, in the second quarter of 2018. Excluding the contribution from TianXinFu, human albumin and IVIG products represented 35.5% and 26.2% of total sales, respectively, compared to 36.3% and 33.3%, respectively, in the second quarter of 2017. The large decrease of IVIG sales’ percentage mainly reflected the combined effects of decreased sales volume and sales prices year over year.

The sales volume of human albumin products increased by 15.6% for the second quarter of 2018 compared to the same quarter of 2017, primarily due to increased sales volumes in the distributor and pharmacy channels, which was partly offset by decreased prescription volumes at various hospitals due to the ongoing healthcare regulatory changes in China. The sales volume of IVIG products decreased by 9.0% for the second quarter of 2018 compared to the same quarter of 2017, mainly reflecting decreased prescription volumes at various hospitals with the same effect of policy headwinds to human albumin.

The average prices for human albumin and IVIG products decreased by 5.2% and 3.1%, respectively, in RMB terms in the second quarter of 2018 compared to the same quarter of 2017 because of greater sales volume in the distributor channel and further price discounts to certain distributors reflecting intensified market competition for major plasma products. In USD terms, due to favorable exchange rates, the average price for human albumin and IVIG products increased by 1.9% and 4.1% year over year, respectively.

Revenue from specialty immunoglobulin products increased by 12.8% in RMB terms, or 21.2% in USD terms, in the second quarter of 2018 compared to the same quarter of 2017, reaching 12.8% of total sales. This increase was mainly due to higher sales volumes of human rabies immunoglobulin products and human tetanus immunoglobulin products.

Revenue from coagulation factor products, including human coagulation factor VIII, human prothrombin complex concentrate, and the newly launched human fibrinogen products, increased by 50.9% in RMB terms, or 62.3% in USD terms, in the second quarter of 2018 compared to the same quarter of 2017, representing 7.1% of total sales. The growth mainly came from the launch of our human fibrinogen products in the beginning of 2018 and the increased sales volumes of the Company’s human coagulation factor VIII and human prothrombin complex concentrate products, which is reflective of the Company’s ongoing medical marketing activities.

Revenue from placenta polypeptide products increased by 71.6% in RMB terms, or 84.4% in USD terms, in the second quarter of 2018 compared to the same quarter of 2017, reaching 14.1% of total sales, which was supported by higher unit selling prices in connection with the wider implementation of the two-invoice policy. However, the sales volume of placenta polypeptide products continued to decline as a result of their inclusion in regional supplemental drug lists, which put pressure on their prescription volume.

Cost of sales increased by 24.9% to $37.6 million in the second quarter of 2018 compared to the same quarter of 2017. As a percentage of total sales, cost of sales decreased to 31.2% from 33.7% in the same quarter of 2017. The decrease in cost of sales as a percentage of total sales mainly reflected the higher gross margin of TianXinFu. Excluding TianXinFu, cost of sales was 33.6% of total sales, remaining stable year over year, a net impact of a higher sales price for the Company’s placenta polypeptide product and lower sales prices for its human albumin and IVIG products.

Gross profit increased by 39.7% to $82.7 million in the second quarter of 2018 from $59.2 million in the same quarter of 2017. Gross margin was 68.7% and 66.3% in the second quarters of 2018 and 2017, respectively.

Total operating expenses in the second quarter of 2018 was $46.9 million compared to $19.8 million in the same quarter of 2017. As a percentage of total sales, total operating expenses increased to 39.0% in the second quarter of 2018 from 22.2% in the same quarter of 2017. Excluding TianXinFu, total operating expenses increased by $22.0 million, or 111.1%, to $41.8 million in the second quarter of 2018. This increase mainly consisted of an increase of $16.7 million in selling expenses and an increase of $5.6 million in general and administrative expenses.

Selling expenses in the second quarter of 2018 was $24.4 million compared to $3.6 million in the same quarter of 2017. More than half of the increase was related to the sales of placenta polypeptide products with the remainder related to the sales of plasma products and TianXinFu’s sales of its dura mater products. For placenta polypeptide products and certain hyper-immune products, because certain previous multi-layer distributor channels were disqualified due to the two-invoice regulation, the Company implemented new sales strategies including using an internal sales force and engaging third party contract service organizations to promote its placenta polypeptide products. For other plasma products, in order to solidify its competitiveness within distributor channel customers, the Company incurred additional promotion and marketing costs. TianXinFu’s selling expenses included a $2.0 million amortization expense for the intangible asset of customer relationships associated with the Company’s acquisition of TianXinFu. Excluding this intangible asset amortization expense, selling expenses accounted for 18.6% of total sales in the second quarter of 2018 compared to 4.0% in the same quarter of 2017.

General and administrative expenses in the second quarter of 2018 was $20.6 million compared to $14.3 million in the same quarter of 2017. As a percentage of total sales, general and administrative expenses were 17.1% and 16.0% in the second quarter of 2018 and the same quarter of 2017, respectively. The increase in general and administrative expenses mainly included a $2.7 million increase of share-based compensation expenses and a $1.0 million increase of Shandong Taibang’s depreciation expense and property tax for its new facility. Excluding the impact of share-based compensation expenses, non-GAAP general and administrative expenses would have been 8.1% and 6.9% of total sales in the second quarter of 2018 and the same quarter of 2017, respectively.

Research and development expenses in the second quarter of 2018 remained at $1.9 million compared to the same quarter of 2017. As a percentage of total sales, research and development expenses decreased to 1.6% in the second quarter of 2018 from 2.1% in the same quarter of 2017.

Income from operations for the second quarter of 2018 decreased by 15.3% in RMB terms, or 8.9% in USD terms, to $35.9 million from $39.4 million in the same quarter of 2017. Operating margin decreased to 29.8% in the second quarter of 2018 from 44.1% in the same quarter of 2017. Excluding TianXinFu, income from operations for the second quarter of 2018 decreased by 30.3% in RMB terms, or 25.1% in USD terms, to $29.5 million from $39.4 million in the same quarter of 2017.

Income tax expense was $6.7 million for the second quarter of 2018 compared to $6.9 million in the same quarter of 2017. The effective income tax rate was 16.4% and 16.5% for the second quarters of 2018 and 2017, respectively.

Net income attributable to the Company decreased by 14.1% in RMB terms, or 7.7% in USD terms, to $28.6 million in the second quarter of 2018 from $31.0 million in the same quarter of 2017. Net margin decreased to 23.8% in the second quarter of 2018 from 34.7% in the same quarter of 2017. Diluted net earnings per share decreased to $0.83 in the second quarter of 2018 compared to $1.09 in the same quarter of 2017. Excluding TianXinFu, net income attributable to the Company decreased by 29.7% in RMB terms, or 24.2% in USD terms, in the second quarter of 2018 compared to the same quarter of 2017, and net margin decreased to 21.9% in the second quarter of 2018 from 34.8% in the same quarter of 2017.

Non-GAAP adjusted income from operations decreased by 3.7% in RMB terms, or increased by 3.6% in USD terms, to $49.2 million in the second quarter of 2018 from $47.5 million in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted income from operations decreased by 21.0% in RMB terms, or 15.1% in USD terms, in the second quarter of 2018 compared to the same quarter of 2017.

Non-GAAP adjusted net income attributable to the Company decreased by 2.8% in RMB terms, or increased by 4.4% in USD terms, to $40.2 million in the second quarter of 2018 from $38.5 million in the same quarter of 2017. Non-GAAP net margin decreased to 33.4% in the second quarter of 2018 from 43.1% in the same quarter of 2017. Non-GAAP adjusted net income per diluted share decreased to $1.17 in the second quarter of 2018 from $1.35 in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted net income attributable to the Company decreased by 19.4% in RMB terms, or 13.2% in USD terms, in the second quarter of 2018 compared to the same quarter of 2017.

Non-GAAP adjusted income from operations for the second quarter of 2018 excludes $10.8 million in non-cash employee share-based compensation expenses and $2.5 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and diluted earnings per share for the second quarter of 2018 exclude $9.9 million in non-cash employee share-based compensation expenses and $1.7 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

First Half 2018 Financial Performance

Total sales in the first half of 2018 increased by 19.5% in RMB terms, or 28.8% in USD terms, to $232.8 million from $180.7 million in the same period of 2017. This includes a $24.4 million contribution from TianXinFu, which accounts for approximately 10.5% of total sales for the first half of 2018. Excluding TianXinFu, total sales in the first half of 2018 increased by 7.0% in RMB terms as a result of increases in the sales of placenta polypeptide products and certain immunoglobulin products, which was partly offset by decreases in the sales of human albumin and IVIG products. For plasma products, total sales in the first half of 2018 increased by 0.8% in RMB terms, or 8.7% in USD terms, to $175.3 million from $161.3 million in the same period of 2017. As a percentage of total sales, sales from human albumin products and IVIG products accounted for 30.9% and 25.7%, respectively, for the first half of 2018. Excluding the contribution from TianXinFu, human albumin and IVIG products were 34.5% and 28.7% of total sales, respectively.

Cost of sales increased by 14.4% to $71.3 million in the first half of 2018 compared to $62.3 million in the same period of 2017. As a percentage of total sales, cost of sales decreased to 30.6% from 34.5% in the same period of 2017. The decrease in cost of sales as a percentage of total sales mainly reflected the higher gross margin of TianXinFu. Excluding TianXinFu, cost of sales decreased to 32.9% of total sales, mainly due to the higher sales price of the Company’s placenta polypeptide product.

Gross profit increased by 36.4% to $161.5 million in the first half of 2018 from $118.4 million in the same period of 2017. Gross margin was 69.4% and 65.5% in the first half of 2018 and 2017, respectively.

Total operating expenses in the first half of 2018 was $86.7 million compared to $40.2 million in the same period of 2017. As a percentage of total sales, total operating expenses increased to 37.2% in the first half of 2018 from 22.2% in the same period of 2017. Excluding TianXinFu, total operating expenses increased by $36.3 million, or 90.3%, to $76.5 million in the first half of 2018. This increase mainly consisted of an increase of $29.8 million in selling expenses and an increase of $7.2 million in general and administrative expenses.

Income from operations for the first half of 2018 decreased by 11.3% in RMB terms, or 4.3% in USD terms, to $74.8 million from $78.2 million in the same period of 2017. Excluding TianXinFu, income from operations for the first half of 2018 decreased by 24.9% in RMB terms, or 19.1% in USD terms, in the first half of 2018 compared to the same period of 2017.

Income tax expense in the first half of 2018 was $13.5 million compared to $13.8 million in the same period of 2017. The effective income tax rate was 15.9% and 16.6% for the first halves of 2018 and 2017, respectively.

Net income attributable to the Company decreased by 8.5% in RMB terms, or 1.3% in USD terms, to $60.2 million in the first half of 2018 from $61.0 million in the same period of 2017. Net margin decreased to 25.9% in the first half of 2018 from 33.8% in the same period of 2017. Diluted earnings per share for the first half of 2018 decreased to $1.75 from $2.15 for the same period of 2017. Excluding TianXinFu, net income attributable to the Company decreased by 22.8% in RMB terms, or 16.8% in USD terms, in the first half of 2018 compared to the same period of 2017, and net margin decreased to 24.4% in the first half of 2018 from 33.8% in the same period of 2017.

Non-GAAP adjusted income from operations decreased by 2.4% in RMB terms, or increased by 5.2% in USD terms, to $99.3 million in the first half of 2018 from $94.4 million in the same period of 2017. Excluding TianXinFu, non-GAAP adjusted income from operations decreased by 18.3% in RMB terms, or 11.9% in USD terms in the first half of 2018 compared to the same period of 2017.

Non-GAAP adjusted net income attributable to the Company decreased by 0.4% in RMB terms, or increased by 7.5% in USD terms, to $81.6 million in the first half of 2018 from $75.9 million in the same period of 2017. Non-GAAP adjusted net income per diluted share decreased to $2.37 in the first half of 2018 from $2.67 in the same period of 2017. Excluding TianXinFu, non-GAAP adjusted net income attributable to the Company decreased by 15.8% in RMB terms, or 9.1% in USD terms, in the first half of 2018 compared to the same period of 2017.

Non-GAAP adjusted income from operations for the first half of 2018 excludes $19.8 million in non-cash employee share-based compensation expenses and $4.6 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and diluted earnings per share for the first half of 2018 exclude $18.2 million in non-cash employee share-based compensation expenses and $3.1 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

As of June 30, 2018, the Company had $103.3 million in cash on hand and demand deposits, $118.3 million in time deposits, and $144.6 million in financial instruments.

Net cash provided by operating activities for the first half of 2018 was $45.5 million, including an $11.6 million contribution from TianXinFu, compared to $36.9 million for the same period of 2017. Excluding TianXinFu, the $3.0 million decrease in net cash provided by operating activities was a combined result of: 1) the negative impact from a decrease in net income, an increase in accounts receivable, an increase in prepayments and deferred expenses, and decreases in accounts payable and tax payable; and 2) the positive impact from an increase of other payables and accrued liabilities, and a slowdown of increase in inventory compared to the first half of 2017.

Excluding TianXinFu, accounts receivable increased by $30.3 million during the first half of 2018 compared to $26.1 million in the same period of 2017. The accounts receivable turnover days for plasma products increased to 88 days during the first half of 2018 from 51 days in the same period of 2017, reflecting longer credit terms to hospitals as a result of the nationwide healthcare regulation changes and intensified competition in the distributor channel.

Excluding TianXinFu, inventories increased by $20.3 million in the first half of 2018. This is lower than a $22.8 million inventory increase in the same period of 2017, when Shandong Taibang stockpiled inventory to prepare for the planned temporary production suspension.

Excluding TianXinFu, other payables and accrued liabilities increased by $17.9 million in the first half of 2018 compared to a decrease of $2.9 million in the first half of 2017. The increase mainly reflected more marketing activities carried out by third party contract service organizations that the Company engaged to promote its placenta polypeptide and certain plasma products in compliance with the two-invoice policy.

Net cash used in investing activities for the first half of 2018 was $168.9 million compared to $16.6 million for the same period of 2017. Net cash used in investing activities in the first half of 2018 mainly consisted of a $529.6 million payment for the purchase of time deposits and financial instruments and a $19.1 million payment for the acquisition of property, plant, and equipment, intangible assets, and land use rights. This was partly offset by $97.7 million in cash received upon acquisition of TianXinFu and the maturity of $282.1 million in time deposits and financial instruments. In the same period of 2017, the Company paid $16.6 million for the acquisition of property, plant, and equipment and land use rights for Shandong Taibang and Guizhou Taibang.

Net cash provided by financing activities for the first half of 2018 was $0.8 million compared to $14.8 million for the same period of 2017. Net cash provided by financing activities in the first half of 2018 represented proceeds of $0.8 million from stock options exercised. Net cash provided by financing activities in the first half of 2017 mainly consisted of $14.3 million in short-term loan net proceeds.

Financial Outlook

The Company is making a downward revision to its full year 2018 forecast. The company expects non-GAAP adjusted income from operations to increase by 0% to 2% in RMB terms and non-GAAP adjusted net income to decrease by 2% to 4% in RMB terms over full year 2017 financial results. Excluding TianXinFu, full year 2018 non-GAAP adjusted income from operations is expected to decrease by 16% to 18% in RMB terms and non-GAAP adjusted net income to decrease by 19% to 21% in RMB terms over full year 2017 financial results.

The full year 2018 forecast was lowered to account for worse-than-expected results for the first half of 2018 and an ongoing challenging outlook in the second half of the year due to the following factors:

1)	persisting regulatory headwinds, which places downward pressure on sales growth;
2)	intensified competition in China’s plasma industry, which continues to drive costs higher and prices lower among plasma product providers in China;
3)	investments in long-term improvements and upgrades to the marketing and sales capabilities, which places additional downward pressure on the bottom line; and
4)	a one-time provision in connection with the new facility project in Guizhou and certain fixed assets among certain non-operating collection stations.

In the interest of increasing transparency, the Company intends to provide future financial outlook using non-GAAP adjusted income from operations and non-GAAP adjusted net income instead of sales. The Company believes that providing a financial outlook using income from operations, while excluding non-GAAP factors such as non-cash employee share-based compensation expenses and amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu, provides greater clarity and understanding of the Company’s operations, especially in light of price surges for polypeptide products and certain hyper-immune products under the two-invoice policy accompanied by proportionately increased selling expenses.

This guidance does not factor in any potential foreign currency translation impact. Having previously adopted an exchange rate of approximately RMB6.76 = $1.00 based on weighted average quarterly exchange rates in 2017 in translating 2017 financial results, the Company expects that the non-GAAP adjusted income from operations and non-GAAP adjusted net income in USD terms in 2018 could be affected by the foreign currency translation impact.

This guidance excludes potential acquisitions, and necessarily assumes no significant adverse product price changes during 2018. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on August 6, 2018, which is 7:30 pm Beijing Time on August 6, 2018, to discuss its second quarter 2018 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	852 301 84992
China:	4001 201203

A telephone replay will be available one hour after the conclusion of the conference all through August 13, 2018. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10122849

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to options and restricted shares granted to employees and directors under the Company's 2008 Equity Incentive Plan, and amortization of acquired intangible assets. To supplement the Company's unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company's management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the Company’s plans regarding the construction and operation of plasma collection stations, the commercial launch of pipeline products and the integration with TianXinFu, as well as the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +1-646-405-5191

E-mail: bill.zima@icrinc.com

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended		For the Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	USD	USD	USD	USD
Sales:	120,377,293	89,277,897	232,842,183	180,731,009
Human Albumin	38,134,120	32,375,022	71,930,081	69,233,313
Human Immunoglobulin for Intravenous Injection	28,111,148	29,663,496	59,896,369	61,416,482
Other Immunoglobulin products	15,405,847	12,709,939	28,425,404	21,003,606
Placenta Polypeptide	17,013,150	9,225,786	33,107,795	19,472,755
Artificial Dura Mater	12,815,856	-	22,759,839	-
Others	8,897,172	5,303,654	16,722,695	9,604,853

Cost of sales	37,638,545	30,110,272	71,330,228	62,325,745
Gross profit	82,738,748	59,167,625	161,511,955	118,405,264

Operating expenses
Selling expenses	24,352,111	3,577,599	45,047,326	7,385,151
General and administrative expenses	20,583,026	14,264,476	37,970,101	29,521,242
Research and development expenses	1,945,921	1,924,671	3,662,875	3,282,034
Income from operations	35,857,690	39,400,879	74,831,653	78,216,837

Other income (expenses)
Equity in income of an equity method investee	430,509	972,359	1,498,554	1,884,102
Interest expense	(68,109)	(286,358)	(135,673)	(348,868)
Interest income	3,237,207	1,617,054	6,241,136	3,240,893
Fair value changes of financial instruments	1,341,402	-	2,626,465	-
Total other income, net	4,941,009	2,303,055	10,230,482	4,776,127

Income before income tax expense	40,798,699	41,703,934	85,062,135	82,992,964

Income tax expense	6,743,682	6,867,434	13,451,137	13,817,973

Net income	34,055,017	34,836,500	71,610,998	69,174,991

Less: Net income attributable to noncontrolling interest	5,412,147	3,806,016	11,383,051	8,152,658

Net income attributable to China Biologic Products Holdings, Inc.	28,642,870	31,030,484	60,227,947	61,022,333

Earnings per share of ordinary share:
Basic	0.84	1.10	1.76	2.17
Diluted	0.83	1.09	1.75	2.15
Weighted average shares used in computation:
Basic	33,213,938	27,213,984	33,187,923	27,199,011
Diluted	33,345,062	27,478,935	33,347,605	27,472,301

Net income	34,055,017	34,836,500	71,610,998	69,174,991

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	(43,595,004)	10,692,318	(11,801,779)	13,413,286

Comprehensive income	(9,539,987)	45,528,818	59,809,219	82,588,277

Less: Comprehensive income attributable to noncontrolling interest	508,757	4,859,899	9,872,451	9,510,461

Comprehensive income attributable to China Biologic Products Holdings, Inc.	(10,048,744)	40,668,919	49,936,768	73,077,816

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2018	December 31, 2017
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	103,299,204	219,336,848
Time deposits	118,272,768	22,895,200
Financial instruments	144,601,301	-
Accounts receivable, net of allowance for doubtful accounts	105,802,083	77,267,275
Loan receivable - current	-	45,912,000
Inventories	230,257,973	209,570,835
Prepayments and other current assets, net of allowance for doubtful accounts	26,233,100	18,139,453
Total Current Assets	728,466,429	593,121,611

Property, plant and equipment, net	182,744,108	166,812,749
Intangible assets, net	59,629,211	536,338
Land use rights, net	28,838,934	24,853,163
Equity method investment	16,161,541	14,903,908
Loan receivable - non-current	45,342,000	-
Goodwill	329,364,009	-
Other non-current assets	10,371,424	8,829,648
Total Assets	1,400,917,656	809,057,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	6,201,994	7,548,909
Income tax payable	13,313,019	14,258,544
Other payables and accrued expenses	97,068,349	75,827,864
Total Current Liabilities	116,583,362	97,635,317

Deferred income	3,181,686	3,476,877
Non-current income tax payable	33,817,138	37,067,138
Other liabilities	13,827,349	6,553,088
Total Liabilities	167,409,535	144,732,420

Shareholders’ Equity
Ordinary share:
par value $0.0001;
100,000,000 shares authorized;
35,498,338 and 29,866,545 shares issued at June 30, 2018 and December 31, 2017, respectively;
33,243,634 and 27,611,841 shares outstanding at June 30, 2018 and December 31, 2017, respectively	3,550	2,987
Additional paid-in capital	595,732,735	140,230,395
Treasury share: 2,254,704 shares at June 30, 2018 and December 31, 2017, respectively, at cost	(56,425,094)	(56,425,094)
Retained earnings	566,654,383	506,426,436
Accumulated other comprehensive income	(2,333,875)	7,957,304
Total equity attributable to China Biologic Products Holdings, Inc.	1,103,631,699	598,192,028

Noncontrolling interest	129,876,422	66,132,969

Total Shareholders’ Equity	1,233,508,121	664,324,997

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	1,400,917,656	809,057,417

Note: “Ordinary share” when used with respect to a date before July 21, 2017 refers to the common stock of our predecessor, China Biologic Products, Inc.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,	June 30,
	2018	2017
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	71,610,998	69,174,991
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,577,959	6,043,854
Amortization	5,149,167	683,276
Loss on sale of property, plant and equipment	98,555	119,557
Fair value changes of financial instruments	(2,626,465)	-
Allowance (reversal) for doubtful accounts - accounts receivable, net	(4,703)	23,783
Deferred tax benefit	(4,314,498)	(166,369)
Share-based compensation	19,846,826	16,201,189
Equity in income of an equity method investee	(1,498,554)	(1,884,102)
Change in operating assets and liabilities:
Accounts receivable	(30,298,478)	(26,068,071)
Inventories	(21,365,581)	(22,769,252)
Prepayments and other current assets	(8,339,852)	(1,862,700)
Accounts payable	(1,321,840)	33,359
Income tax payable	(1,747,739)	519,895
Other payables and accrued expenses	17,286,649	(2,910,237)
Deferred income	(261,672)	(242,713)
Non-current income tax payable	(3,250,000)	-
Net cash provided by operating activities	45,540,772	36,896,460

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of Tianxinfu	97,702,278	-
Purchase of time deposit	(206,656,231)	-
Maturity of time deposit	108,029,200	-
Purchase of financial instruments	(322,948,071)	-
Maturity of financial instruments	174,086,107	-
Payment for property, plant and equipment	(18,443,583)	(15,975,643)
Payment for intangible assets and land use rights	(700,720)	(667,068)
Proceeds from sale of property, plant and equipment	17,562	24,674
Net cash used in investing activities	(168,913,458)	(16,618,037)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercised	766,906	506,239
Proceeds from short-term bank loans	-	23,009,280
Repayment of short-term bank loan	-	(8,715,000)
Net cash provided by financing activities	766,906	14,800,519

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	6,568,136	4,399,014

NET INCREASE IN CASH AND CASH EQUIVALENTS	(116,037,644)	39,477,956

Cash and cash equivalents at beginning of period	219,336,848	183,765,533

Cash and cash equivalents at end of period	103,299,204	223,243,489

Supplemental cash flow information
Cash paid for income taxes	23,356,958	13,621,188
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	5,028,782	4,202,934
Issuance of ordinary shares in connection with the Tianxinfu acquisition	434,889,170	-

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	June 30,	June 30,
	2018	2017
	USD	USD
Income from Operations	35,857,690	39,400,879
Non-cash employee stock compensation	10,837,592	8,129,124
Amortization of acquired intangible assets and land use rights	2,472,350	-
Adjusted Income from Operations - Non GAAP	49,167,632	47,530,003

Net Income Attributable to the Company	28,642,870	31,030,484
Non-cash employee stock compensation	9,914,207	7,475,563
Amortization of acquired intangible assets and land use rights	1,681,198	-
Adjusted Net Income Attributable to the Company - Non GAAP	40,238,275	38,506,047
Diluted EPS - Non GAAP	1.17	1.35

Weighted average number of shares used in computation of Non GAAP diluted EPS	33,345,062	27,478,935

	For the Six Months Ended
	June 30,	June 30,
	2018	2017
	USD	USD
Income from Operations	74,831,653	78,216,837
Non-cash employee stock compensation	19,846,826	16,201,189
Amortization of acquired intangible assets and land use rights	4,629,652	-
Adjusted Income from Operations - Non GAAP	99,308,131	94,418,026

Net Income Attributable to the Company	60,227,947	61,022,333
Non-cash employee stock compensation	18,176,844	14,913,802
Amortization of acquired intangible assets and land use rights	3,148,163	-
Adjusted Net Income Attributable to the Company - Non GAAP	81,552,954	75,936,135
Diluted EPS - Non GAAP	2.37	2.67

Weighted average number of shares used in computation of Non GAAP diluted EPS	33,347,605	27,472,301